                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-2
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 2)

                            Prime Group Realty Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158J103
-------------------------------------------------------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
-------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 27, 2001
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  (Page 1 of 9)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 2 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Partners, LLC
           04-3468268
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|

---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 3 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH   7.       SOLE VOTING POWER                 282,205
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            282,205
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           282,205
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.80%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 4 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               1,813,595
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          1,813,595
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,813,595
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.55%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 5 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harwich Capital Partners, LLC
           04-3468264
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 6 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas Knott
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
---------------------------- -------- -----------------------------------------

     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 7 OF 9 PAGES
-------------------                                           -----------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Abner Kurtin
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 8 OF 9 PAGES
-------------------                                           -----------------

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Schedule 13D dated July 13, 2001, as amended by Amendment No. 1 to Schedule 13D dated August 10, 2001 (collectively, "Schedule 13D") filed with the Securities and Exchange Commission by Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin. This Amendment No. 2 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         This filing of Amendment No. 2 is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

         On Friday, August 24, 2001, the Company announced that it had received an offer from Cadim, Inc. and an entity affiliated with Michael W. Reschke, the Chairman of the Board of Trustees of the Company, to purchase all of the outstanding shares of the Company for $14.00 per share. The Reporting Persons responded to this offer by terminating their previously-disclosed discussions with Mr. Reschke concerning a possible recapitalization transaction and sending a letter to the Independent Trustees of the Company expressing their view that the proposed price is grossly insufficient. On Monday, August 27, 2001, the Reporting Persons sent a letter to the Independent Trustees of the Company expressing their interest in exploring the possibility of a business combination with the Company and indicating their belief that they may be able to arrange an investor group that would be able to offer the shareholders a price superior to the current proposal. In connection with the foregoing, the Reporting Persons requested that the Company waive provisions of the confidentiality and standstill agreement previously entered into with the Company in order to permit them to enter into discussions with third parties, which might lead to a possible business combination transaction with the Company. The Reporting Persons also expressed their concern that, by virtue of his position as Chairman, Mr. Reschke is in possession of nonpublic information that is not available to other potential bidders and urged the Independent Trustees to ensure that all information material to potential bidders is publicly disclosed.

         Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth in Item 4 of the Schedule 13D, as amended by this Amendment No. 2, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

-------------------                                           -----------------
CUSIP NO. 74158J103                     13D                   PAGE 9 OF 9 PAGES
-------------------                                           -----------------

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 27th day of August, 2001.

              Special K Capital Offshore Master Fund (U.S. Dollar),
              L.P.

              By:      /S/ ROBERT T. NEEDHAM
                       ---------------------------------------------
                       K Capital Partners, LLC, General Partner
                       By: Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief Administrative Officer

              K Capital Offshore Master Fund (U.S. Dollar), L.P.

              By:      /S/ ROBERT T. NEEDHAM
                       ---------------------------------------------
                       K Capital Partners, LLC, General Partner
                       By: Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief Administrative Officer

              K Capital Partners, LLC

              By:      /S/ ROBERT T. NEEDHAM
                       ---------------------------------------------
                       Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief
                       Administrative Officer

              Harwich Capital Partners, LLC

              By:      /S/ ROBERT T. NEEDHAM
                       ---------------------------------------------
                       Robert T. Needham, its Chief
                       Administrative Officer

              /S/ THOMAS KNOTT
              ---------------------------
              Thomas Knott

              /S/ ABNER KURTIN
              ---------------------------
              Abner Kurtin